Exhibit 6.4

September 12, 2014

Jesse Dyer

By Email

Dear Jesse:

GROUNDFLOOR Inc. (the “Company”) is pleased to offer you the position of Director Business Development, at a monthly salary of $5,000.00 (equal to an annual salary of $60,000). Your net compensation will be less all applicable deductions, withholding taxes, and other amounts required by federal and state laws.

Upon employment and subject to approval of the Board of Directors of the Company, you will be granted 12,000 non-qualified stock options to purchase the Company’s Common Stock. The terms and conditions, including vesting, for your grant of stock options will be set forth in an Non-Qualified Stock Option Agreement between you and the Company.

Your starting date with the Company will be September 15, 2014, subject to your agreement to the terms and conditions contained in this letter agreement and your execution of the Company’s standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which is enclosed with this letter agreement (the “Proprietary Information Agreement”).

The Company maintains employee benefit plans. You will be eligible to participate in the Company’s medical, dental, life insurance and disability benefit programs in accordance with the terms of such plans. The Company reserves the right to modify, amend or suspend such plans at any time or from time to time.

You will be subject to the Company’s personnel policies with respect to vacation time, sick time and other personnel issues. You agree to inform us of your participation as an advisor, consultant or board member on behalf of any other entity, and except as explicitly authorized in writing, not to take on any such obligation for a period of at least one year from your starting date. The Company agrees to review and consider an increase of your salary within six months of your starting date, such increase to be subject to performance evaluation, comparable salary market data, and the financial status of the Company at the time of the review.

The Company will reimburse you for all reasonable and necessary travel expenses and other disbursements actually incurred by you, for or on behalf of the Company, in the performance of your duties during your employment. As with other employees, you will be required to comply with the Company’s policies for reimbursement or advancement of expenses that are then in effect. As you are aware, your employment by the Company is full-time employment and you will be required to devote, during regular business hours, all your working time to the business of the Company and not to engage in any other business or private services to any other business either as an employee, officer, director, agent, contractor or consultant, except with the express written consent of the Company. You will hold in a fiduciary capacity for the benefit of the Company all information with respect to the Company’s finances, sales, profits, and other proprietary and confidential information acquired by you during your employment. In furtherance of this condition of your employment, we would kindly request that you sign the enclosed Proprietary Information Agreement.

By your signature below, you represent and warrant to the Company that you: (i) are not subject to any employment, non-competition or other similar agreement that would prevent or interfere with the Company’s employment of you on the terms set forth herein; and (ii) have not brought and will not bring with you to the Company, any materials or documents of a former employer which are not generally available to the public or which did not belong to you prior to your employment with the Company, unless you have obtained written authorization from the former employer or other owner for their possession and use and provided the Company with a copy thereof.

This letter agreement is not intended to, nor does it, create any employment contract for any specified term or duration between you and the Company. Your employment with the Company is terminable by you or the Company at any time with or without cause or notice. The Company requests you to provide two (2) weeks notice prior to terminating your employment with the Company. By accepting employment with the Company, you acknowledge that no contrary representation has been made to you.

Upon the termination of your employment with the Company and prior to your departure from the Company, you agree to submit to an exit interview for the purposes of reviewing this letter agreement, the enclosed Proprietary Information Agreement and the trade secrets of the Company, and surrendering to the Company all proprietary or confidential information and articles belonging to the Company.

This letter agreement, the Proprietary Information Agreement and all ancillary agreements (collectively, the “Agreements”) shall be governed by the laws of the State of Georgia. The Agreements constitute the entire agreement between the Company and you, and supersede any and all previous oral or written representation, communication, understanding or agreement between us. All changes or amendments to the Agreements must be made in writing and signed by the parties.

If the foregoing accurately sets forth our agreement, we would appreciate your returning to us the duplicate of this letter agreement and the Proprietary Information Agreement, duly signed and dated in the spaces provided, whereupon this letter agreement and the Proprietary Information Agreement will become binding upon you and the Company. This offer is valid through September 14, 2014.

Finally, it is with great pleasure that I welcome you to the Company, and wish you every success in your position. The Company is delighted with the prospect of your joining our team.

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GROUNDFLOOR Inc.

By:	/s/ Benjamin Armstrong
Benjamin Armstrong
Vice President Customer Operations

Consented To and Agreed:

/s/ Jesse Dyer	9/12/2014
Jesse Dyer	Date

Enclosure

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